Filed pursuant to Rule 433

Registration No. 333-224298

July 3, 2019

Final Term Sheet
USD 4,000,000,000 1.750% Global Notes due 2022

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 4,000,000,000

Denomination:	USD 1,000

Maturity:	August 22, 2022

Redemption Amount:	100%

Interest Rate:	1.750% per annum, payable semi-annually in arrears

Date of Pricing:	July 3, 2019

Closing Date:	July 11, 2019

Interest Payment Dates:	February 22 and August 22 in each year

First Interest Payment Date:	August 22, 2019 (for interest accrued from, and including, July 11, 2019 to, but excluding, August 22, 2019)

Interest Payable on First Interest Payment Date:	USD 7,972,222.22 (for aggregate principal amount of USD 4,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.949%

Underwriting Commissions:	0.100%

Proceeds to Issuer:	99.849%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769JB16

CUSIP:	500769 JB1

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:[1]	Aaa by Moody’s Investors Service, AAA by Scope Ratings and AAA by S&P Global Ratings

Managers:	Barclays Morgan Stanley RBC Capital Markets

Stabilization Manager:	Barclays Bank Ireland PLC

Registrar:	The Bank of New York Mellon SA/NV, Luxembourg Branch

Paying Agent:	The Bank of New York Mellon

Additional Paying Agent:	The Bank of New York Mellon, Filiale Frankfurt am Main

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: https://www.sec.gov/Archives/edgar/data/821533/000104746918003755/a2235404z424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: https://www.sec.gov/Archives/edgar/data/821533/000104746918003754/a2235558z424b3.htm. Alternatively, Barclays Bank Ireland PLC will arrange to send you the prospectus, which you may request by calling toll-free: +1-888-603-5847.

Notice by Barclays Bank Ireland PLC and Morgan Stanley & Co. International plc to Distributors regarding MiFID II Product Governance

Barclays Bank Ireland PLC and Morgan Stanley & Co. International plc acting in their capacity as manufacturers of the notes in the meaning of Directive 2014/65/EU and implementing legislation (as amended, “MiFID II”) hereby inform prospective distributors for the purpose of the product governance rules under MiFID II that the target market assessment made by Barclays Bank Ireland PLC and Morgan Stanley & Co. International plc in respect of the notes in accordance with the product governance rules under MiFID II has led Barclays Bank Ireland PLC and Morgan Stanley & Co. International plc to the conclusion that: (i) the target market for the notes is eligible counterparties, professional clients and retail clients each as defined in MiFID II; and (ii) all channels for distribution of the notes are appropriate. Any distributor should take into consideration the target market assessment of Barclays Bank Ireland PLC and Morgan Stanley & Co. International plc; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the target market assessment of  Barclays Bank Ireland PLC and Morgan Stanley & Co. International plc), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client.

1  A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.